51 Madison Avenue

New York, New York 10010

August 23, 2024

VIA EDGAR

Aaron Brodsky

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Mr. Brodsky:

This letter responds to the comments you provided telephonically on August 14, 2024, regarding the Registrant’s filing on June 13, 2024, of Post-Effective Amendment No. 120 to its registration statement on Form N-1A under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 126 to its registration statement on Form N-1A under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the NYLI Winslow Large Cap Growth ETF, formerly IndexIQ Winslow Large Cap Growth ETF, and NYLI Winslow Focused Large Cap Growth ETF, formerly IndexIQ Winslow Focused Large Cap Growth ETF, each a series of the Registrant (each, a “Fund” and together, the “Funds”). References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Registrant with the Staff of the Securities and Exchange Commission (the “Staff”) on August 8, 2024. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Prospectus

Comment 1: With respect to Comment 4 of the Registrant’s Prior Correspondence letter, please disclose how the Fund defines the “the average stock ETF or mutual fund.”

Response: The Registrant has added disclosure that the average stock ETF or mutual fund is that “which the Subadvisor defines as the median ETF or mutual fund based on performance taking into account the entire U.S. equity ETF and mutual fund universe”.

Statement of Additional Information

Comment 2: With respect to Comment 9 of the Registrant’s Prior Correspondence letter, supplementally, please explain why shareholder approval of the advisory contract with New York Life Investment Management LLC (“NYLIM”) is not required under Section 15(a).

Response: Although Section 15(a)(4) of the 1940 Act requires that an advisory contract with a registered investment company provide, in substance, for its automatic termination in the event of its assignment, Rule 2a-6 under the 1940 Act provides that a transaction which does not result in a change of actual control or management is not an assignment.

IndexIQ Advisors LLC (“IndexIQ”), the prior advisor, and NYLIM, the new advisor, are both wholly owned subsidiaries of New York Life Insurance Company. As a result, there is no change in the actual control or management of the advisor and, therefore, the transition to NYLIM as the new advisor to the Funds does not result in an “assignment” for purposes Section 15(a)(4) of the 1940 Act and shareholder approval of the advisory contract with NYLIM is not required.

Comment 3: With respect to Comment 10 of the Registrant’s Prior Correspondence letter, please disclose that the Fund will consider the investments held by an underlying fund to the extent that underlying holdings are known.

Response: As noted in the Registrant’s Prior Correspondence Letter, with respect to each Fund’s fundamental policy regarding concentration, each Fund has adopted a policy that it will not invest 25% or more of its assets in an underlying investment company that has a policy to concentrate in an industry or group of industries. The Registrant believes this approach of using the underlying fund’s concentration policy addresses the potential that a Fund could have exposure to an industry or group of industries through an underlying fund with information that is accurate and available to a Fund at the time of any such investment. Information about an underlying fund’s actual holdings may only be available on a delayed basis, and may not reflect current information about the underlying fund’s holdings when it does become available, and therefore does not provide the Fund with current information needed to implement its policy.

Comment 4: Supplementally, please confirm that there are no expected material changes to the effective Registration Statement for the Funds other than those included in Amendment No. 120.

Response: The Registrant so confirms.

* * * * * * * *

If you have any questions or comments in connection with the foregoing, please contact Matthew Curtin at (212) 576.7634 or mcurtin@indexiq.com; Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com; or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Barry Pershkow, Esq., Chapman and Cutler LLP Richard Coyle, Esq., Chapman and Cutler LLP

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